UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-3103-2
New York State Electric & Gas Corporation

(Exact name of registrant as specified in its charter) P.O. Box 5224 Binghamton, NY 13902-5224 (607) 762-7200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Cumulative Preferred Stock, par value $100
Cumulative Preferred Stock, par value $25
Adjustable Rate Cumulative Preferred Stock Series B, par value $25
First Mortgage Bonds
Senior Unsecured Debt

(Title of each class of securities covered by this Form) None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
Approximate number of holders of record as of the certification or notice date:
Cumulative Preferred Stock, par value $100 Cumulative Preferred Stock, par value $25 Adjustable Rate Cumulative Preferred Stock Series B, par value $25 First Mortgage Bonds Senior Unsecured Debt		211 Holders 0 Holders 0 Holders 0 Holders 39 Holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, New York State Electric & Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2005	By: /s/Joseph J. Syta Joseph J. Syta Vice President - Controller and Treasurer